EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the years ended December 31, 2016, 2015, and 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
March 1, 2017	March 1, 2017

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the ConsolidatedFinancial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements, and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 1, 2017

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash		$15,816,628	$7,475,134
Short-term investments	5	13,427,000	-
Amounts receivable		4,095,249	3,730,317
Taxes recoverable	6	4,738,945	3,053,035
Prepaid expenses and other assets		1,295,942	1,177,053
Inventory	7	7,793,047	4,612,234
Total current assets		47,166,811	20,047,773
Exploration and evaluation assets	8	41,344,065	41,376,974
Plant, equipment and mining properties	10	37,244,816	25,733,033
Long-term investments	11	35,873	38,712
Reclamation bonds		145,500	145,500
Total assets		$125,937,065	$87,341,992

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,004,583	$4,178,571
Amounts due to related parties	12(b)	267,726	217,822
Current portion of term facility	13	6,265,934	6,458,660
Current portion of equipment loans	14	1,311,753	222,192
Current portion of finance lease obligations	15	1,926,427	1,815,747
Taxes payable		1,097,369	1,151,224
Total current liabilities		15,873,792	14,044,216
Term facility	13	6,265,933	7,381,340
Equipment loans	14	1,598,798	731,918
Finance lease obligations	15	1,848,807	2,305,534
Warrant liability	16	2,188,328	-
Reclamation provision	17	9,349,100	6,047,369
Deferred income tax liabilities	26	6,295,000	4,892,916
Total liabilities		43,419,758	35,403,293

EQUITY
Share capital	18	91,527,462	62,262,954
Equity reserves		9,679,584	9,531,512
Treasury shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated other comprehensive income		4,593,133	5,652,534
Accumulated deficit		(23,181,003)	(25,406,432)
Total equity		82,517,307	51,938,699
Total liabilities and shareholders’ equity		$125,937,065	$87,341,992

Commitments – Notes 8 and 21

Approved and authorized for issuance by the Board of Directors on March 1, 2017:

“Gary Robertson”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014
Revenue from mining operations	19	$39,895,591	$19,082,847	$19,297,953
Cost of sales	19	25,391,891	10,961,694	11,393,404
Mine operating income		14,503,700	8,121,153	7,904,549
Operating expenses
General and administrative expenses	20	5,021,006	4,215,852	3,095,996
Share-based payments	18	1,615,025	40,820	923,382
Income before other items		7,867,669	3,864,481	3,885,171
Other items
Foreign exchange gain (loss)		207,076	(833,822)	316,599
Interest and other income		69,073	59,098	41,658
Fair value adjustment on warrant liability	16	10,862	239,690	1,055,957
Accretion of reclamation provision	17	(284,636)	(136,925)	(131,787)
Finance cost		(188,940)	(14,238)	(129,953)
Interest expense		(166,636)	(180,079)	(124,138)
Unrealized gain (loss) on long-term investments	11	(2,839)	(55,177)	385
Gain on forgiveness of debt		-	-	58,967
Share of net loss of equity investee		-	-	(90,944)
Net income before income taxes		7,511,629	2,943,028	4,881,915
Income taxes
Current income tax expense	26	(4,187,048)	(3,587,796)	(1,820,970)
Deferred income tax recovery (expense)	26	(1,332,102)	1,128,192	(546,776)
		(5,519,150)	(2,459,604)	(2,367,746)
Net income		1,992,479	483,424	2,514,169
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		(1,059,401)	3,980,525	1,456,329
Total comprehensive income		$933,078	$4,463,949	$3,970,498
Earnings per share	18(e)
Basic		$0.05	$0.01	$0.08
Diluted		$0.05	$0.01	$0.08
Weighted average number of common shares outstanding	18(e)
Basic		42,695,999	36,229,424	32,333,224
Diluted		43,791,451	36,723,725	33,273,740

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2014		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs		-	(816,537)	-	-	-	-	(816,537)
Exercise of stock options		266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition		2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments		-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329
Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings		1,001,196	1,551,095	-	-	-	-	1,551,095
Less share issuance costs		-	(105,296)	-	-	-	-	(105,296)
Exercise of stock options		922,000	937,740	-	-	-	-	937,740
Carrying value of stock options exercised		-	1,272,517	(1,272,517)	-	-	-	-
Shares issued for asset acquisition		-	-	40,820	-	-	-	40,820
Share-based payments		-	-	(34,500)	-	-	34,500	-
Options and warrants cancelled or expired		-	-	-	-	-	483,424	483,424
Net income for the year		-	-	-	-	-	-	-
Currency translation differences of foreign operations		-	-	-	-	3,980,525	-	3,980,525
Balance, December 31, 2015		37,298,009	$62,262,954	$9,531,512	$(101,869)	$5,652,534	$(25,406,432)	$51,938,699
Common shares issued for cash:
Brokered public offerings	18	14,043,992	28,539,566	-	-	-	-	28,539,566
Less share issuance costs	18	-	(1,937,236)	-	-	-	-	(1,937,236)
Exercise of stock options	18	1,079,000	1,258,530	-	-	-	-	1,258,530
Carrying value of stock options exercised		-	1,374,548	(1,374,578)	-	-	-	-
Options and warrants cancelled or expired		-	-	(232,950)	-	-	232,950	-
Shares issued for exploration and evaluation properties	8(b)	10,000	29,100	-	-	-	-	29,100
Share-based payments (net of costs of $4,539)	18	-	-	1,755,570	-	-	-	1,755,570
Net income for the year		-	-	-	-	-	1,992,479	1,992,479
Currency translation differences of foreign operations		-	-	-	-	(1,059,401)	-	(1,059,401)
Balance, December 31, 2016		52,431,001	$91,527,462	$9,679,584	$(101,869)	$4,593,133	$(23,181,003)	$82,517,307

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2016	2015	2014
Cash Provided By (Used In):
Operating Activities
Net income		$1,992,479	$483,424	$2,514,169
Adjustments for non-cash items:
Depreciation and depletion		2,530,632	1,341,577	1,277,752
Deferred income tax expense (recovery)		1,332,102	(1,128,192)	546,776
Share-based payments		1,615,025	40,820	982,782
Accretion of reclamation provision		284,636	136,925	131,787
Unrealized loss (gain) on long-term investments		2,839	55,177	(385)
Foreign exchange gain		(174,590)	(236,163)	(111,289)
Fair value adjustment on warrant liability		(10,862)	(239,690)	(1,055,957)
Share of net loss of equity investee		-	-	90,944
Gain on forgiveness of debt		-	-	(58,967)
		7,572,261	453,878	4,317,612

Net change in non-cash working capital items	22	(855,996)	(3,075,989)	(1,461,655)
		6,716,265	(2,622,111)	2,855,957
Financing Activities
Shares and units issued for cash, net of issuance costs		30,060,051	2,383,539	12,248,857
Finance lease payments		(2,076,207)	(1,681,049)	(943,678)
Term facility payment		(861,134)	-	-
Equipment loan payments		(738,589)	(89,641)	-
Proceeds from term facility		-	13,840,000	-
		26,384,121	14,452,849	11,305,179
Investing Activities
Recovery of exploration costs from concentrate proceeds		6,158,972	22,275,296	3,428,624
Exploration and evaluation expenditures		(11,723,196)	(26,052,048)	(11,853,024)
Additions to plant, equipment and mining properties		(5,131,530)	(5,108,935)	(5,472,774)
Purchase of short-term investments		(13,427,000)	-	-
Cash from acquisition of subsidiary		-	-	92,792
		(24,122,754)	(8,885,687)	(13,804,382)

Change in cash		8,977,632	2,945,051	356,754

Effect of exchange rate changes on cash		(636,138)	280,289	53,445

Cash, Beginning of the year		7,475,134	4,249,794	3,839,595

Cash, End of the year		$15,816,628	$7,475,134	$4,249,794

Supplementary Cash Flow Information (Note 22)

The accompanying notes are an integral part of the consolidated financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on April 1, 2016, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company’s Mexican subsidiaries is the U.S. dollar, which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their sales to Canadian dollars at spot rates on the date of the transactions and remaining statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012 and April 1, 2016, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2016.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Commencement of production at levels intended by management (continued)

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

b)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver, and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver, and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

iv.	Impairment of plant, equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties, and exploration and evaluation assets.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration

Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company’s ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash, amounts receivable, short- and long-term investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash, amounts receivable, investments (short- and long-term), and warrant liability as FVTPL. Reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued) Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)	Financial assets classified as FVTPL are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

(ii)	Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iii)	Loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method, less any impairment.

(iv)	Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)	Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2016 and 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 16) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company’s capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, ramp advancement, camp costs, geophysical studies, exploratory drilling, and geological and sampling expenditures. Concentrate sales and costs thereof are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Borrowing costs incurred that are attributable to qualifying exploration and evaluation assets are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which would generally occur upon the advancement of the project past the exploration and evaluation and development stages to production at levels intended by management. Borrowing costs are capitalized as incurred while activities and expenditures necessary to prepare the qualifying assets for intended use are in progress. All other borrowing costs are expensed in the period in which they are incurred. In the case of funds borrowed that are directly attributable to qualifying assets, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

Plant, equipment, and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties and depreciation commences.

After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment, and mining properties (continued)

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.

As at December 31, 2016, 2015 and 2014, the Company estimated a remaining mine life for San Gonzalo of 1.8 years, 2.8 years, and 4.8 years respectively.

As at December 31, 2016, the Company estimated a remaining mine life for the Avino Mine of 11.3 years.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk copper, silver and gold concentrate in a saleable form. The Company has bulk copper, silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value (“NRV”) of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery. Revenues are recorded when title passes from the Company to the buyer based on spot prices at the time of delivery, and subsequently adjusted to market prices based on final settlement terms.

Prior to the date that management’s intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded as a reduction of capitalized exploration and evaluation costs.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b)	Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company’s share option plan and restricted share unit (“RSU”) plan allows directors, officers, employees, and consultants to acquire common shares of the Company.

The fair value of options granted is measured at fair value at the grant date based on the market value of the Company’s common shares on that date.

The fair value of equity-settled RSUs is measured at the grant date based on the market value of the Company’s common shares on that date, and each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All options and RSUs are recognized in the consolidated statements of operations and comprehensive income (loss) as an expense or in the consolidated statements of financial position as exploration and evaluation assets over the vesting period with a corresponding increase in equity reserves in the consolidated statements of financial position.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation and other provisions (continued)

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company’s consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of December 31, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9, with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at December 31, 2016, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 7 Financial Instruments – Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of term deposits maturing within one year, with an interest rate of 0.8%. All term deposits are redeemable at any time without penalty.

At December 31, 2016, the Company’s short-term investments totalled $13,427,000 (2015 - $Nil).

6.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	2016	2015

VAT recoverable	$4,532,885	$1,641,023
GST/HST recoverable	206,060	171,327
Income taxes recoverable	-	1,240,685
Total taxes recoverable	$4,738,945	$3,053,035

7.	INVENTORY

	2016	2015

Concentrate inventory	$2,545,501	$221,437
Process material stockpiles	3,497,358	3,369,961
Materials and supplies	1,750,188	1,020,836
	$7,793,047	$4,612,234

The amount of inventory recognized as an expense for the year ended December 31, 2016 totalled $25,391,891 (2015 – $10,961,694; 2014 - $11,393,404), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2015	$19,281,859	$10,627,360	$1	$29,909,220

Costs incurred during 2015:
Mine and camp costs	20,171,792	5,233,511	-	25,405,303
Provision for reclamation	-	3,860,437	-	3,860,437
Effect of movements in exchange rates	1,560,711	-	-	1,560,711
Depreciation of plant and equipment	1,002,747	153,575	-	1,156,322
Drilling and exploration	81,545	700,920	-	782,465
Interest and financing costs	240,338	259,659	-	499,997
Geological and related services	119,262	133,331	-	252,593
Assessments and taxes	137,586	41,909	-	179,495
Assays	-	45,727	-	45,727
Sale of concentrate	(21,501,272)	(774,024)	-	(22,275,296)
Balance, December 31, 2015	$21,094,568	$20,282,405	$1	$41,376,974

Costs incurred during 2016:
Mine and camp costs	4,537,934	3,802,511	-	8,340,445
Provision for reclamation	-	3,567,272	-	3,567,272
Water treatment and tailing storage facility costs	-	1,677,118	-	1,677,118
Depreciation of plant and equipment	273,039	628,308	-	901,347
Interest and financing costs	136,126	487,693	-	623,819
Drilling and exploration	409,611	79,875	-	489,486
Geological and related services	15,737	319,376	-	335,113
Acquisition costs	-	210,596	-	210,596
Assessments and taxes	108,387	28,114	-	136,501
Assays	-	1,349	-	1,349
Transfers	(9,414,999)	-	-	(9,414,999)
Sale of concentrate	(6,158,972)	-	-	(6,158,972)
Mineral exploration tax credit	-	(453,754)	-	(453,754)
Effect of movements in exchange rates	(288,230)	-	-	(288,230)
Balance, December 31, 2016	$10,713,201	$30,630,863	$1	$41,344,065

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management, the Company assessed the $9,414,999 estimated carrying value of Avino Mine exploration and evaluation assets for impairment and determined that the recoverable amount exceeded the carrying value of the CGU. The Company subsequently transferred the carrying value to inventory in the amount of $3,408,766 and to mining properties in the amount of $6,006,233.

In the periods before production at levels intended by management had been achieved, the Company recorded in its statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. During the year ended December 31, 2016, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $6,158,972 (US$4,587,005) for sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

During the year ended December 31, 2016, the Company acquired land and mineral claims for the Bralorne Mine project in connection with ongoing plans for exploration and potential expansion. The acquisitions included nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia (the “BRX Property”), for which the Company paid $65,000 and issued 10,000 common shares at their TSX-V market value of $29,100. The BRX Property carries a 1% net smelter returns royalty to a maximum of $250,000, and a 2.5% net smelter returns royalty.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (continued)

(b)	British Columbia, Canada (continued)

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property.

9.	NON-CONTROLLING INTEREST

At December 31, 2016, the Company had an effective 99.67% (2015 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2015 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

10.	PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2015	4,518,129	65,519	223,051	8,474,154	7,074,760	1,584,932	21,940,545
Additions and transfers	799,208	14,972	47,701	4,088,146	1,817,862	154,394	6,922,283
Effect of movements in exchange rates	810,601	11,755	40,018	1,520,355	1,269,289	284,354	3,936,372
Balance at December 31, 2015	6,127,938	92,246	310,770	14,082,655	10,161,911	2,023,680	32,799,200
Additions and transfers	7,718,764	21,312	36,907	6,337,915	366,437	1,581,614	16,062,949
Effect of movements in exchange rates	(164,494)	(2,477)	(8,343)	(378,026)	(272,780)	(54,322)	(880,442)
Balance at December 31, 2016	13,682,208	111,081	339,334	20,042,544	10,255,568	3,550,972	47,981,707

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2015	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	708,020	11,299	41,839	1,464,662	331,726	65,741	2,623,287
Effect of movements in exchange rates	138,703	4,012	12,326	358,656	79,674	82,477	675,848
Balance at December 31, 2015	1,619,822	37,673	122,869	3,822,387	855,489	607,927	7,066,167
Additions	1,490,281	12,204	35,614	1,927,866	304,033	90,407	3,860,405
Effect of movements in exchange rates	(43,482)	(1,012)	(3,298)	(102,606)	(22,964)	(16,319)	(189,681)
Balance at December 31, 2016	3,066,621	48,865	155,185	5,647,647	1,136,558	682,015	10,736,891

NET BOOK VALUE

At December 31, 2016	10,615,587	62,216	184,149	14,394,897	9,119,010	2,868,957	37,244,816
At December 31, 2015	4,508,116	54,573	187,901	10,260,268	9,306,422	1,415,753	25,733,033

Mining properties includes $6,006,233 reclassified from exploration and evaluation assets in connection with commencement of production at levels intended by management on April 1, 2016. Plant, equipment, and mining properties includes assets under construction of $1,344,327 as at December 31, 2016 (December 31, 2015 - $526,033), on which no depreciation was charged in the years then ended.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

11.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss. Long-term investments are summarized as follows:

		Accumulated Unrealized	Fair Value December 31,	Fair Value December 31,
	Cost	Gains (Losses)	2016	2015
(a) Avaron Mining Corp.	$40,000	$(40,000)	$-	$-
(b) Benz Mining Corp.	14,500	(13,750)	750	2,000
(c) Levon Resources Ltd.	803	19,671	20,474	12,708
(c) VBI Vaccines Inc.	3,433	11,216	14,649	24,004
(d) Oniva International Services Corp.	1	(1)	-	-
	$58,737	$(22,864)	$35,873	$38,712

During the year ended December 31, 2016, the Company recorded a $2,839 unrealized loss (2015 - $55,177 loss, 2014 - $385 gain) on long-term investments, representing the change in fair value during the period.

(a)	Avaron Mining Corp. (“Avaron”)

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000. During the year ended December 31, 2015, the carrying value of the Avaron shares was written down to $Nil.

(b)	Benz Mining Corp. (“Benz”)

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz’s common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. (“Levon”) and VBI Vaccines Inc. (“VBI”)

The Company’s investment in Levon consists of 70,600 common shares with a quoted market value of $20,474 as at December 31, 2016 (December 31, 2015 – 70,600 common shares with a quoted market value of $12,708).

The Company’s investment in VBI was initially obtained in a transaction between Levon and SciVac Therapeutics Inc. (“SciVac”) during the year ended December 31, 2015, which resulted in the Company receiving 70,600 common shares of new Levon and exchanging 141,200 common shares of old Levon for 141,200 common shares of SciVac. As at December 31, 2016, the Company’s investment in VBI (formerly SciVac) consists of 3,530 common shares with a quoted market value of $14,649 (December 31, 2015 – 141,200 common shares with a quoted market value of $24,004).

During the year ended December 31, 2016, SciVac completed a reverse-takeover of VBI with VBI continuing as the surviving corporation. SciVac changed its name to VBI Vaccines Inc. and its trading symbol on the TSX to “VBV”, and listed its shares on the Nasdaq Capital Market. In connection with the VBI transaction, a 1:40 share consolidation of SciVac was effected on April 29, 2016, and SciVac’s shares began trading on a split-adjusted basis on May 2, 2016. Prior to the VBI transaction, the Company held 141,200 common shares of SciVac, and upon completion held 3,530 common shares of VBI.

- 24 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

11.	LONG-TERM INVESTMENTS (continued)

(d)	Oniva International Services Corp. (“Oniva”)

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. (“Oniva”), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as directors of Oniva, and certain of the Company’s directors and officers also serve in those capacities in the four other companies. The companies’ interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin. See Note 12 (c) for a description of transactions with Oniva and Note 21 for disclosure of the Company’s commitments with Oniva.

12.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2016, 2015, and 2014 were as follows:

	2016	2015	2014
Salaries, benefits, and consulting fees	$1,691,862	$1,700,364	$957,900
Share‐based payments	1,180,315	-	645,750
	$2,872,177	$1,700,364	$1,603,650

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $148,912 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2016. As at December 31, 2016 and 2015, the following amounts were due to related parties:

	2016	2015
Oniva International Services Corp.	$170,280	$164,285
Directors	60,313	47,741
Jasman Yee & Associates, Inc.	5,633	5,796
Intermark Capital Corp.	26,250	-
Wear Wolfin Designs Ltd.	5,250	-
	$267,726	$217,822

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions (continued)

The transactions with Oniva during the years ended December 31, 2016, 2015 and 2014 are summarized below:

	2016	2015	2014
Salaries and benefits	$393,317	$309,593	$316,281
Office and miscellaneous	671,259	502,089	428,019
Exploration and evaluation assets	329,052	311,002	-
	$1,393,628	$1,122,684	$744,300

Salaries and benefits above includes $Nil (2015 - $9,593, 2014 - $48,424) for key management personnel compensation that has been included in Note 12(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2016, 2015 and 2014, the Company paid $667,200, $793,200, and $433,333 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2016, 2015 and 2014, the Company paid $185,720, $176,640, and $74,160 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2016, 2015 and 2014, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

13.	TERM FACILITY

In July 2015, the Company entered into a US$10,000,000 term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016.

Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges.

During the year ended December 31, 2016, the Company and Samsung agreed to amend the term facility. Under the amendment, the Company made one repayment of US$666,666 in June 2016, and will repay the remaining balance in 14 equal monthly instalments commencing in June 2017, and ending in July 2018. Pursuant to the amendment, the Company will sell Avino Mine concentrates on an exclusive basis to Samsung until December 2019. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd.

The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine that are sold to Samsung.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

14.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing between 2018 and 2020 with fixed interest rates of 4.35% and 5.26% per annum. The Company’s obligations under the loans are secured by the mining equipment. As at December 31, 2016, plant, equipment and mining properties includes a net carrying amount of $3,366,886 (December 31, 2015 - $977,582) for this mining equipment.

The contractual maturities and interest charges in respect of the Company’s obligations under the equipment loans are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$1,423,384	$261,386
Later than one year and not later than five years	1,661,860	784,595
Less: Future interest charges	(174,693)	(91,871)
Present value of loan payments	2,910,551	954,110
Less: Current portion	(1,311,753)	(222,192)
Non-current portion	$1,598,798	$731,918

The equipment loan credit facilities are a component of the master credit facilities described in Note 15.

15.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2017 and 2020, with interest rates ranging from 2% to 11.99% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets. As at December 31, 2016, plant, equipment and mining properties includes a net carrying amount of $6,446,367 (2015 - $8,162,189) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company’s finance lease obligations are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$2,050,344	$1,960,844
Later than one year and not later than five years	1,990,263	2,464,106
Less: Future interest charges	(265,373)	(303,669)
Present value of minimum lease payments	3,775,234	4,121,281
Less: Current portion	(1,926,427)	(1,815,747)
Non-current portion	$1,848,807	$2,305,534

The Company has two master credit facilities with equipment suppliers for a total of US$10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and the Avino Mine, and for continuing exploration activity at the Bralorne Mine. As of December 31, 2016, the Company had US$6,174,938 in available credit remaining under these facilities.

- 27 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

16.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31, 2016	December 31, 2015
Balance at beginning of the year	$-	$239,690
Warrants issued during the year	2,199,190	-
Fair value adjustment	(10,862)	(239,690)
Balance at end of the year	$2,188,328	$-

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2015	1,033,059	US$	2.87
Issued	3,602,215	US$	1.99

Derivative warrants outstanding and exercisable, December 31, 2016	4,635,274	US$	2.19

Derivative warrants outstanding and exercisable as at December 31, 2016 are as follows:

			Derivative Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share		December 31, 2016	December 31, 2015
February 25, 2017	US$	2.87	1,033,059	1,033,059
March 14, 2019	US$	1.00	40,000	-
November 28, 2019	US$	2.00	3,562,215	-

As at December 31, 2016, the weighted average remaining contractual life of warrants outstanding was 2.29 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2016	December 31, 2015
Weighted average assumptions:
Risk-free interest rate	0.67%	0.48%
Expected dividend yield	0%	0%
Expected option life (years)	2.29	1.14
Expected stock price volatility	72.66%	46.02%
Weighted average fair value	$0.47	$0.00

- 28 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

17.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at December 31, 2016 is $9,349,100 (December 31, 2015 - $6,047,369), and the undiscounted value of the obligation is $10,250,357 (December 31, 2015 - $6,790,812).

The present value of the obligation in Mexico was calculated using a risk-free interest rate of 7% (December 31, 2015 – 7.00%) and an inflation rate of 4.25% (December 31, 2015 – 4.25%). Reclamation activities are estimated to begin in 2019 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne was calculated using a weighted average risk-free interest rate of 4.39% (December 31, 2015 – 3.00%) and a weighted average inflation rate of 1.79% (December 31, 2015 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2016	December 31, 2015

Balance at beginning of the year	$6,047,369	$2,005,881
Changes in estimates	3,380,822	-
Unwinding of discount	284,636	136,925
Effect of movements in exchange rates	(363,727)	44,126
New provision recognized for the Bralorne Mine project	-	3,860,437
Balance at end of the year	$9,349,100	$6,047,369

18.	SHARE CAPITAL AND SHARE-BASED PAYMENT

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the year ended December 31, 2016, the Company closed a bought-deal financing, issuing 7,124,430 units of the Company at the price of $2.11 (US$1.57) per unit for gross proceeds of $15,011,865 (US$11,185,355). Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of US$2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016, to the short form base shelf prospectus dated November 10, 2016, for up to US$50,000,000.

Of the $15,011,865 total aggregate proceeds raised in this financing, the $2,199,190 fair value of the warrants was attributed to warrant liability (Note 16), and the residual amount of $12,812,675 was attributed to common shares. The Company paid a 7% cash commission on the gross proceeds in the amount of $1,050,831 (US$782,875), and incurred additional legal costs of $447,133. Costs of $188,940 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $1,309,024 have been reflected as share issuance costs in the consolidated statement of changes in equity.

- 29 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(b)	Issued (continued):

During the year ended December 31, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016, for up to US$15,000,000. The Company sold an aggregate of 6,119,562 common shares at an average price of $2.40 (US$1.85) per common share for gross proceeds of $14,666,891 (US$11,302,481) during the year ended December 31, 2016. The Company paid a 3% cash commission on the gross proceeds in the amount of $440,000 (US$339,074) and incurred additional accounting, legal and regulatory costs of $84,188.

During the year ended December 31, 2016, the Company also issued shares in a brokered public offering issued under a separate US$800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at a price of $1.33 (US$1.00) per common share for gross proceeds of $1,060,000 (US$800,000). The Company paid a 7% cash commission on the gross proceeds in the amount of $74,200 (US$56,000), incurred additional accounting, legal and regulatory costs of $29,824, and issued 40,000 agent’s warrants exercisable at US$1.00 until March 14, 2019.

(ii)	During the year ended December 31, 2016, the Company issued 1,079,000 common shares upon the exercise of stock options for gross proceeds of $1,258,530.

(iii)	During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which (as at December 31, 2015) was filed on May 27, 2015, for up to US$6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.55 (US$1.26) per common share for gross proceeds of $1,551,095 (US$1,260,963) during the year ended December 31, 2015. The Company paid a 3% cash commission on the gross proceeds in the amount of $46,533 (US$37,828) and incurred additional accounting, legal and regulatory costs of $58,763.

(iv)	During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $937,740.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5% per individual), and to persons providing investor relations or consulting services (up to a limit of 2% per individual), the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

- 30 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):

Continuity of stock options for the years ended December 31, 2016 and 2015 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, January 1, 2015	3,361,500	$1.39
Granted	50,000	$1.32
Forfeited	(50,000)	$1.90
Exercised	(922,000)	$1.02
Stock options outstanding and exercisable, December 31, 2015	2,439,500	$1.52
Granted	802,500	$2.95
Forfeited	(165,000)	$1.44
Expired	(19,500)	$1.02
Exercised	(1,079,000)	$1.17
Stock options outstanding and exercisable, December 31, 2016	1,978,500	$2.24

As at December 31, 2016, the weighted average remaining contractual life of stock options outstanding was 3.21 years (2015 – 2.38 years).

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2016	December 31, 2015

January 18, 2016	$1.02	-	204,500
September 30, 2016	$1.02	-	645,000
February 18, 2018	$1.60	147,500	195,000
September 9, 2018	$1.62	296,000	360,000
September 19, 2019	$1.90	667,500	855,000
December 22, 2019	$1.90	105,000	130,000
September 29, 2020	$1.32	-	50,000
September 2, 2021	$2.95	762,500	-
		1,978,500	2,439,500

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

- 31 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):

The fair value of the options granted during the years ended December 31, 2016, 2015 and 2014 were calculated using the Black-Scholes model with the following weighted average assumptions:

	2016	2015	2014
Weighted average assumptions:
Risk-free interest rate	0.69%	0.78%	1.51%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	5.00
Expected stock price volatility	65.13%	65.10%	67.25%
Weighted average fair value at grant date	$1.60	$0.65	$0.87

During the year ended December 31, 2016, the Company charged $1,160,079 (2015 – $40,820, 2014 – $982,782) to operations as share-based payments and capitalized $126,800 (2015 - $Nil, 2014 - $61,500) to exploration and evaluation assets.

(d)	Restricted Share Units:

On May 27, 2016, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

On September 2, 2016, 790,000 RSUs were granted, vesting one-third annually from the date of the grant until fully vested at the end of the year-year term. The weighted average fair value at the measurement date was $2.95, based on the TSX-V market price of the Company’s shares on the date the RSUs were granted. At December 31, 2016, 83,060 RSUs are available for issuance under the plan.

During the year ended December 31, 2016, the Company charged $454,946 (December 31, 2015 - $Nil) to operations as share-based payments and capitalized $18,284 (December 31, 2015 - $Nil) to exploration and evaluation assets for the fair value of the RSUs issued. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

- 32 -

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

18.	SHARE CAPITAL AND SHARE-BASED PAYMENT (continued)

(e)	Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	2016	2015	2014
Net income for the year	$1,992,479	$483,424	$2,514,169
Basic weighted average number of shares outstanding	42,695,999	36,229,424	32,333,224
Effect of dilutive share options, warrants, and RSUs	1,095,452	494,301	940,516
Diluted weighted average number of shares outstanding	43,791,451	36,723,725	33,273,740
Basic earnings per share	$0.05	$0.01	$0.08
Diluted earnings per share	$0.05	$0.01	$0.08

19.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold and copper concentrate from the Avino Mine upon commencement of production at levels intended by management effective April 1, 2016 (nine months to December 31, 2016), the sale of silver and gold concentrate from the San Gonzalo Mine during the years ended December 31, 2016, 2015 and 2014, and the sale of silver and gold concentrate from the historic Avino stockpiles during the years ended December 31, 2015 and 2014.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the years. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the years and consists of the following:

	2016	2015	2014
Production costs	$22,877,168	$9,638,275	$10,074,610
Depreciation and depletion	2,514,723	1,323,419	1,259,394
Share-based payments	-	-	59,400
	$25,391,891	$10,961,694	$11,393,404

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

20.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2016	2015	2014
Salaries and benefits	$1,536,258	$1,353,453	$1,148,450
Management and consulting fees	1,225,229	1,244,716	606,941
Office and miscellaneous	656,589	361,054	275,128
Professional fees	475,817	529,311	389,681
Investor relations	341,865	229,191	239,538
Regulatory and compliance fees	321,568	66,368	126,713
Travel and promotion	227,771	250,101	210,053
Directors fees	220,000	163,500	81,134
Depreciation	15,909	18,158	18,358
	$5,021,006	$4,215,852	$3,095,996

21.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12 (c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$2,068,276	$209,063
Later than one year and not later than five years	747,823	749,242
Later than five years	26,816	43,951
	$2,842,915	$1,002,256

Office lease payments recognized as an expense during the year ended December 31, 2016 totalled $109,600 (2015 - $111,206; 2014 - $90,883).

22.	SUPPLEMENTARY CASH FLOW INFORMATION

	2016	2015	2014
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$826,012	$209,925	$1,943,542
Inventory	496,213	(519,469)	(1,949,673)
Amounts due to related parties	49,904	(4,244)	125,308
Current taxes recoverable	(1,685,910)	(1,394,418)	(1,308,973)
Amounts receivable	(364,932)	(1,161,444)	(1,123,799)
Prepaid expenses and other assets	(123,428)	(364,453)	(98,633)
Current taxes payable	(53,855)	158,114	950,563
	$(855,996)	$(3,075,989)	$(1,461,655)

	2016	2015	2014
Interest paid	$654,329	$161,678	$90,669
Taxes paid	$4,155,331	$5,849,101	$172,076
Equipment acquired under finance leases and equipment loans	$4,574,931	$2,926,879	$2,566,192

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2015 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2016, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2016, in the amount of $15,816,628 (2015 - $7,475,134) in order to meet short-term business requirements. At December 31, 2016, the Company had current liabilities of $15,873,792 (2015 - $14,044,216) and working capital of $31,293,019 (2015 - $6,003,557). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23.	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk (continued)

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,004,583	$5,004,583	$-	$-
Due to related parties	267,726	267,726	-	-
Minimum rental and lease payments	2,842,915	2,068,276	747,823	26,816
Term facility	12,531,867	6,265,934	6,265,933	-
Equipment loans	3,085,244	1,423,384	1,661,860	-
Finance lease obligations	4,040,607	2,050,344	1,990,263	-
Total	$27,772,942	$17,080,247	$10,665,879	$26,816

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

	December 31, 2016		December 31, 2015
	MXN	USD	MXN	USD
Cash	$15,997,014	$7,021,861	$3,876,257	$4,647,007
Short-term investments	-	13,427,000	-	-
Amounts receivable	-	3,017,264	-	2,624,555
Accounts payable and accrued liabilities	(21,006,749)	(3,230,831)	(12,173,726)	(1,534,765)
Warrant liability	-	(1,629,797)	-	-
Term facility	-	(9,333,333)	-	(10,000,000)
Equipment loans	-	(1,107,696)	-	(313,052)
Finance lease obligations	(865,526)	(1,678,219)	(155,669)	(2,567,593)
Net exposure	(5,875,261)	6,486,249	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$(381,814)	$8,709,088	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2016 by approximately $874,727 (2015 - $981,899, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $769,982 (2015 - $481,448, 2014 - $699,866).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2016, a 10% change in market prices would have an impact on net earnings of approximately $3,587 (2015 - $3,871, 2014 - $5,389).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

23.	FINANCIAL INSTRUMENTS (continued)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2016:

	Level 1	Level 2	Level 3
Financial assets
Cash	$15,816,628	$-	$-
Short-term investments	13,427,000	-	-
Amounts receivable	-	4,095,249	-
Long-term investments	35,873	-	-
Financial liabilities
Warrant liability	-	-	(2,188,328)
Total financial assets and liabilities, net	$29,279,501	$4,095,249	$(2,188,328)

24.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the term facility, equipment loans, and finance lease obligations and the components of equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company’s capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

25.	SEGMENTED INFORMATION

The Company’s revenues for the year ended December 31, 2016, of $39,895,591 (2015 - $19,082,847; 2014 - $19,297,953) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, the San Gonzalo Mine and the historic Avino stockpiles.

For the years ended December 31, 2016, 2015 and 2014, the Company had revenue from the following product mixes:

	2016	2015	2014

Silver	$27,780,684	$16,943,835	$16,566,269
Gold	9,054,989	6,091,126	6,112,628
Copper	9,276,592	56,652	-
Penalties, treatment costs and refining charges	(6,216,674)	(4,008,766)	(3,380,944)
Total revenue from mining operations	$39,895,591	$19,082,847	$19,297,953

For each of the years ended December 31, 2016, 2015 and 2014, the Company had three customers that accounted for total revenues as follows:

	2016	2015	2014

Customer #1	$25,504,714	$-	$-
Customer #2	8,373,559	-	-
Customer #3	6,017,318	8,574,018	-
Customer #4	-	7,185,331	-
Customer #5	-	3,323,498	16,029,588
Customer #6	-	-	2,795,134
Customer #7	-	-	473,231
Total revenue from mining operations	$39,895,591	$19,082,847	$19,297,953

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	2016	2015

Exploration and evaluation assets - Mexico	$10,713,201	$21,094,568
Exploration and evaluation assets - Canada	30,630,864	20,282,406
Total exploration and evaluation assets	$41,344,065	$41,376,974

	2016	2015

Plant, equipment, and mining properties - Mexico	$32,506,077	$24,335,522
Plant, equipment, and mining properties - Canada	4,738,739	1,397,511
Total plant, equipment, and mining properties	$37,244,816	$25,733,033

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

26.	INCOME TAXES

(a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income is as follows:

	2016	2015	2014

Current income tax expense	$4,187,048	$3,587,796	$1,820,970
Deferred income tax expense (recovery)	1,332,102	(1,128,192)	546,776
Total income tax expense	$5,519,150	$2,459,604	$2,367,746

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense recognized in the year is as follows:

	2016	2015	2014

Net income before income taxes	$7,511,629	$2,943,028	$4,881,915
Combined statutory tax rate	26.00%	26.00%	26.00%

Income tax expense at the Canadian statutory rate	1,953,024	765,187	1,269,298

Reconciling items:
Effect of difference in foreign tax rates	406,740	157,826	223,465
Non-deductible/non-taxable items	927,830	18,553	(20,595)
Change in unrecognized deductible temporary differences	1,866,409	(121,621)	234,551
Impact of foreign exchange	1,030,341	1,025,185	622,254
Special mining duties	1,033,978	273,478	292,403
Expiry of tax losses	-	409,322	-
Revisions to estimates	(1,450,585)	(50,152)	(161,645)
Share issue costs and other items	(248,587)	(18,174)	(91,985)
Income tax expense recognized in the year	$5,519,150	$2,459,604	$2,367,746

The Company recognized a non-cash expense of $418,646 for the year ended December 31, 2016 (2015 - $461,199; 2014 - $385,057) related to the deferred tax impact of the special mining duty. Currency translation differences of foreign operations included within other comprehensive income for the year ended December 31, 2016 is net of tax of $69,982 (2015 - $384,081; 2014 - $206,121).

(b)	Deferred income tax assets and liabilities

	2016	2015

Deferred income tax assets	$3,800,764	$1,831,158
Deferred income tax liabilities	(10,095,764)	(6,724,074)
	$(6,295,000)	$(4,892,916)

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AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(Expressed in Canadian dollars)

26.	INCOME TAXES (continued)

(b)	Deferred income tax assets and liabilities (continued)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2016	2015

Reclamation provision	$674,822	$783,350
Inventory	(135,168)	(183,935)
Exploration and evaluation assets	(5,727,008)	(3,486,768)
Plant, equipment and mining properties	(4,233,588)	(3,053,371)
Other deductible temporary differences	3,125,942	1,047,808
Net deferred income tax liabilities	$(6,295,000)	$(4,892,916)

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican plant, equipment and mining properties which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican plant, equipment and mining properties includes an estimated fair value adjustment recorded upon the July 17, 2006, acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

(c)	Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2016	2015

Tax losses carried forward	$21,823,849	$24,774,628
Plant, equipment and mining properties	5,200,000	998,254
Investments	253,846	264,723
Exploration and evaluation assets	1,688,462	14,573,957
Reclamation provision	7,526,923	2,596
Other deductible temporary differences	3,438,462	2,037,508
Unrecognized deductible temporary differences	$39,931,542	$42,651,666

The Company has capital losses of $1,469,231 carried forward and $21,823,849 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely until used. The non-capital losses have an expiry date range of 2022 to 2036. As at December 31, 2016, the Company had no Mexican tax losses available to offset future Mexican taxable income.

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